Exhibit 99.3

February 28, 2024

Key information relating to the cash dividend to be paid by Cool Company Ltd. (Ticker: CLCO)

Note to shareholders who hold shares registered in Euronext Securities Oslo, the central securities depository in Norway (the “VPS”):

Due to implementation of the Central Securities Depository Regulation (“CSDR”) in Norway, please note the information on the payment date to the shares registered in the VPS below.

Dividend amount: $0.41 per share
Declared currency: USD.  Dividends payable to shares registered in the VPS will be distributed in NOK.
Last day including right: March 7, 2024
Ex-date: March 8, 2024
Record date: March 11, 2024
Payment date: On or about March 18, 2024. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about March 21, 2024.

Date of approval: February 27, 2024

For more information, questions should be directed to:

c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer

This announcement is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and the requirements under the EU Market Abuse Regulation. This announcement was published by Johannes Boots, CFO of Cool Company Ltd, at the date and time set out above.